SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2023

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	An announcement regarding interim results for the six months ended June 30, 2023 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 25, 2023;
2.	Separate notices of publication of 2023 interim report to non-registered and registered shareholders of the Registrant, made by the Registrant on August 28, 2023;
3.	A list of directors of the Registrant and their roles and function, made by the Registrant on August 25, 2023; and
4.	A announcement of cash dividend for equity issuer of the Registrant, made by the Registrant on August 25, 2023.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Interim Results Announcement for the Six Months Ended 30 June 2023
The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) hereby announces the unaudited results of Sinopec Corp. and its subsidiaries for the six months ended 30 June 2023. This announcement, containing the full text of the 2023 Interim Report of Sinopec Corp., complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. Printed version of the 2023 Interim Report of Sinopec Corp. will be delivered to the shareholders of H shares of Sinopec Corp. in due course.

PUBLICATION OF RESULTS ANNOUNCEMENT

Both the Chinese and English versions of this results announcement are available on the websites of Sinopec Corp. (www.sinopec.com) and The Stock Exchange of Hong Kong Limited (www.hkexnews.com.hk). In the event of any discrepancies in interpretations between the English version and Chinese version, the Chinese version shall prevail.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
25 August 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Li Yonglin#, Lv Lianggong#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

Document 2
中國石油化工股份有限公司
CHINA PETROLEUM & CHEMICAL CORPORATION
（在中華人民共和國註冊成立的股份有限公司）
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
（股份代碼：00386）
(Stock Code: 00386)

N O T I F I C A T I O N L E T T E R 通 知 信 函

28 August 2023
Dear Shareholder,

China Petroleum & Chemical Corporation (the “Company”)
– Notice of Publication of 2023 Interim Report (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at http://www.sinopec.com/listco/ and the HKEXnews’ website at www.hkexnews.hk, or the arranged printed form(s) of Current Corporate Communication s is enclosed (if applicable). You may access the Current Corporate Communications on the home page of our website or browsing through the HKEXnews’ website and viewing them through Adobe® Reader® .

Shareholders may at any time choose to receive free of ch arge Corporate Communications(Note) either in printed form, or read the website version; and either in English language version only, Chinese language version only or both language versions, notwithstanding any wish to the contrary they have previously conveyed to the Company. If you want to receive another printed version of the Current Corporate Communications, or you would like to change your choice of language or means of receipt of the Company’s Corporate Communications in future, please complete the Request Form in reverse side and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”), using the mailing label and need not to affix a stamp when returning (if posted in Hong Kong). Otherwise, please affix an appropriate stamp. The address of Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. You may also send email with a scanned copy of this Form to sinopec.ecom@computershare.com.hk. The Request Form may also be downloaded from the Company’s website at http://www.sinopec.com/listco/ or the HKEXnews’ website at www.hkexnews.hk.

Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications via website version but for any reason you have difficulty in receiving or gaining access to the Current Corporate Communications, the Company will promptly upon your request send the Current Corporate Communications to you in printed form free of charge.

Should you have any queries in relation to this letter, please call the service hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays.

Yours faithfully,
For and on behalf of
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Note: Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular and (f) a proxy form.

各 位 股 東 ：

中 國 石 油 化 工 股 份 有 限 公 司 （「 本 公 司 」）
– 2 0 2 3 年 中 期 報 告 （「 本 次 公 司 通 訊 文 件 」） 之 發 佈 通 知

本 公 司 的 本 次 公 司 通 訊 文 件 中 、 英 文 版 本 已 上 載 於 本 公 司 網 站 ( http://www.sinopec.com/listco/) 及 香 港 交 易 所 披 露 易 網 站 ( www.hkexnews.hk)， 歡 迎 瀏 覽。 或 按 安 排 附 上 本 次 公 司 通 訊 文 件 之 印 刷 本 ( 如 適 用 )。 請 在 本 公 司 網 站 或 在 香 港 交 易 所 披 露 易 網站 使 用 A d o b e ® R e a d e r ® 開 啟 並 瀏 覽 有 關 文 件 。

儘 管  閣 下 早 前 曾 向 本 公 司 作 出 公 司 通 訊 文 件 ( 附 註 ) 收 取 方 式 或 語 言 版 本 的 選 擇， 但 仍 可 以 隨 時 更 改 有 關 選 擇， 轉 為 以 印 刷 本或 網 上 方 式 收 取 及 只 收 取 英 文 印 刷 本 、 或 只 收 取 中 文 印 刷 本 ； 或 同 時 收 取 中 、 英 文 印 刷 本 ， 費 用 全 免 。 如  閣 下 欲 收 取 本次 公 司 通 訊 文 件 之 另 一 語 言 印 刷 本 ， 或 欲 選 擇 有 別 於  閣 下 所 選 擇 的 公 司 通 訊 語 言 版 本 或 收 取 方 式 ， 以 更 改 日 後 收 取 公 司通 訊 文 件 之 語 言 版 本 及 收 取 途 徑 之 選 擇。 請  閣 下 填 妥 在 本 函 背面的 申 請 表 格， 並使用隨附之郵寄標 籤寄回，而毋須貼上郵票（ 如在香港投寄）； 否則， 請貼上適當的郵票， 申請表格請寄回香 港 證 券 登 記 有 限 公 司 （「 香 港 證 券 登 記 處 」）， 地 址 為 香 港 灣 仔 皇 后 大 道東 1 8 3 號 合 和 中 心 1 7 M 樓 。  閣 下 亦 可把已填妥之申 請 表 格 的掃描副本電郵到 sinopec.ecom@computershare.com.hk 。申 請 表 格 亦 可於 本 公 司 網 站 ( http://www.sinopec.com/listco/) 或 香 港 交 易 所 披 露 易 網 站 ( www.hkexnews.hk)內 下 載 。

股 東 如 已 選 擇 以 網 上 方 式 收 取 日 後 公 司 通 訊 文 件 （ 或 被 視 為 已 同 意 以 網 上 方 式 收 取 ） 但 因 任 何 理 由 未 能 閱 覽 載 於 網 站 的 本次 公 司 通 訊 文 件 ， 股 東 只 要 提 出 要 求 ， 我 們 將 盡 快 向    閣 下 寄 上 所 要 求 的 有 關 文 件 的 印 刷 版 本 ， 費 用 全 免 。

閣 下 如 有 任 何 與 本 函 有 關 的 疑 問 ， 請 致 電 服 務 熱 線 ( 8 5 2 ) 2 8 6 2 8 6 8 8 ， 辦 公 時 間 為 星 期 一 至 五 （ 公 眾 假 期 除 外 ） 上 午 9 時 正
至 下 午 6 時 正 。
代表
中 國石 油化工 股 份 有限公 司
副總裁、 董事會秘書
黃 文生
謹啟
2 0 2 3 年 8 月 28 日

附註：公司通訊文件包括但不限於：(a)董 事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通 函；及(f)委任代表表格。
CPCH-04092023-1(0)

+	CCS6028	CPCH	+

Request Form 申請表格

To:
China Petroleum & Chemical Corporation (“Company”)
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen’s Road East,
Wan Chai, Hong Kong
	致:	中國石油化工股份有限公司（「公司」） （在中華人民共和國註冊成立的股份有限公司） （股份代號：00386） 經香港證券登記有限公司 香港灣仔皇后大道東 183 號合和中心 17M 樓

I/We have already received a printed copy of the Current Corporate Communications in Chinese/English or have chosen (or are deemed to have consented) to read the Current Corporate Communications posted on the Company’s website, I/We would like to receive another printed version of the Current Corporate Communications of the Company as indicated below:
本人／我們已收取本次公司通訊文件之英文／中文印刷本或已選擇（或被視為已同意）瀏覽 貴公司網站所登載之本次公司通訊文件，但現在希望以下列方式收取 貴公司本次公司通訊文件之另一語言印刷本：

(Please mark ONLY ONE（X）of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「X」 號)

☐	I/We would like to receive a printed copy in English now. 本人／我們現在希望收取一份英文印刷本。

☐	I/We would like to receive a printed copy in Chinese now. 本人／我們現在希望收取一份中文印刷本。

☐	I/We would like to receive both the printed English and Chinese copies now. 本人／我們現在希望收取英文和中文各一份印刷本。

Name(s) of Shareholder(s)# 股東姓名#		Signature 簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Address# 地址#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)
Contact telephone number 聯絡電話號碼		Date 日期

# You are required to fill in the details if you download this request form from the Company’s Website.
假如你從公司網站下載本申請表格，請必須填上有關資料。

Notes 備註：
1.	Please complete all your details clearly.
請  閣下清楚填妥所有資料。
2.
If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Request Form in order to be valid.

如屬聯名股東，則本申請表格須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
3.	Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectl y completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.	For the avoidance of doubt, we do not accept any special instructions written on this Request Form.
為免存疑，任何在本申請表格上的額外手寫指示，本公司將不予處理。
5.
Please note that both printed English and Chinese versions of all the Company’s Corporate Communications which we have sent to our Shareholders in the past 12 months are av ailable from the Company on request. They are also available on the Company’s website ( http://www.sinopec.com/listco/) for five years from the date of first publication.

公司備有於過去  12 個月曾寄發 予股東的公司通訊文件的中、英文版印刷本。該等通訊文件亦由首次登載日期起計，持續  5 年載於公司網站(http://www.sinopec.com/listco/ )上。

■ 04092023    1    0

中國石油化工股份有限公司
CHINA PETROLEUM & CHEMICAL CORPORATION
（在中華人民共和國註冊成立的股份有限公司）
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
（股份代碼：00386）
(Stock Code: 00386)

N O T I F I C A T I O N L E T T E R 通 知 信 函

28 August 2023
Dear Non-registered holder (1),

China Petroleum & Chemical Corporation (the “Company”)
– Notice of Publication of 2023 Interim Report (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at http://www.sinopec.com/listco/ and the HKEXnews’ website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website and viewing them through Adobe® Reader® or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing lab el at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at http://www.sinopec.com/listco/ or the HKEXnews’ website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the service hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to sinopec.ecom@computershare.com.hk.

Yours faithfully,
For and on behalf of
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Note: (1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1)：

中國石油化工股份有限公司（「本公司」）
– 2023 年 中期報告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(http://www.sinopec.com/listco/) 及香港交易所披露易網站 (www.hkexnews.hk)， 歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項並使用 Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）（ 如在香港投 寄，毋須貼上郵票；否則，請貼上適當的郵票）。香港證券登記處地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。 申請表格亦可於本公司網站(http://www.sinopec.com/listco/)或香港交易所披露易網站 (www.hkexnews.hk)內下 載。

如對本函內容有任何疑問， 請致電服務熱線(852) 2862 8688，辦公時間為星期一至五（ 公眾假期除外） 上午 9 時正至下午 6 時正或電郵至 sinopec.ecom@computershare.com.hk 。

代表
中 國石 油化工 股 份 有限公 司
副總裁、 董事會秘書
黃 文生
謹啟
202 3 年 8 月 28 日
附註：(1) 此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CPCH-04092023-1(0)

+	CCS6029	CPCH_NRH	+

Request Form 申請表格

To:
China Petroleum & Chemical Corporation (“Company”)
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen’s Road East,
Wan Chai, Hong Kong
	致:	中國石油化工股份有限公司（「公司」） （在中華人民共和國註冊成立的股份有限公司） （股份代號：00386） 經香港證券登記有限公司 香港灣仔皇后大道東 183 號合和中心 17M 樓

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:
本人／我們希望以下列方式收取 貴公司之公司通訊文件*（「公司通訊文件」）：
(Please mark ONLY ONE（X）of the following boxes) (請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	to receive the printed English version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之英文印刷本；或

☐	to receive the printed Chinese version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之中文印刷本；或

☐	to receive both printed English and Chinese versions of all Corporate Communications. 同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number	Signature(s)
聯絡電話號碼	簽名

Notes 備註：
1.	Please complete all your details clearly.
請  閣下清楚填妥所有資料。
2.
This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時 向本公司發出通知，希望收到公司通訊)發出。
3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.
The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hon g Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

5.	上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或 任何時候停止持有本公司的股份。
6.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

*	Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of t he auditors’ report and, where applicable, its summary financial report;
(b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告； (b)中期報告及如適用，中期摘要報告； (c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

■ 04092023    1    0

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below:

Executive Directors
•	Yu Baocai
•	Li Yonglin
•	Lv Lianggong

Non-executive Directors
•	Ma Yongsheng
•	Zhao Dong

Independent Non-executive Directors
•	Cai Hongbin
•	Ng, Kar Ling Johnny
•	Shi Dan
•	Bi Mingjian

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee
Function	Name
Chairman	Ma Yongsheng
Member	Yu Baocai
Li Yonglin
Lv Lianggong
Cai Hongbin
Shi Dan
Bi Mingjian

1

Remuneration and Appraisal Committee
Function	Name
Chairman	Bi Mingjian
Member	Ma Yongsheng
Ng, Kar Ling Johnny

Audit Committee
Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Cai Hongbin
Shi Dan
Bi Mingjian

Nomination Committee
Function	Name
Chairman	Shi Dan
Member	Ma Yongsheng
Ng, Kar Ling Johnny

Sustainable Development Committee
Function	Name
Chairman	Ma Yongsheng
Member	Zhao Dong
Lv Lianggong
Cai Hongbin

Beijing, the PRC,
25 August 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Li Yonglin#, Lv Lianggong#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
#          Executive Director
*          Non-executive Director
+          Independent Non-executive Director

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Document 4

Disclaimer
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement.

Cash Dividend Announcement for Equity Issuer
Issuer name	China Petroleum & Chemical Corporation
Stock code	00386
Multi-counter stock code and currency	Not applicable
Other related stock code(s) and name(s)	Not applicable
Title of announcement	Interim dividend for the period ended 30 June 2023
Announcement date	25 August 2023
Status	New announcement
Information relating to the dividend
Dividend type	Interim (Semi-annual)
Dividend nature	Ordinary
For the financial year end	31 December 2023
Reporting period end for the dividend declared	30 June 2023
Dividend declared	RMB 0.145 per share
Date of shareholders' approval	Not applicable
Information relating to Hong Kong share register
Default currency and amount in which the dividend will be paid	HKD 0.1578 per share
Exchange rate	RMB 1 : HKD 1.088142
Ex-dividend date	07 September 2023
Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend	08 September 2023 16:30
Book close period	From 09 September 2023 to 14 September 2023
Record date	14 September 2023
Payment date	28 September 2023
Share registrar and its address	Hong Kong Registrars Limited
R1712-1716 17th Floor, Hopewell Centre 183 Queen’s Road East Wan Chai Hong Kong

Information relating to withholding tax
Details of withholding tax applied to the dividend declared
Details of withholding tax (including type of shareholders and applicable tax rate) applied to the dividends declared are set out in the table below. In addition, for investors who are tax residents of other countries which have entered into a tax treaty with China stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. If the individual holders of H shares are residents of countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, the Company shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreements. For further details, please refer to the section headed "Dividend" in the interim results announcement of the Company dated 25 August 2023.

	Type of shareholders	Tax rate	Other relevant information (if any)
	Enterprise - non-resident i.e. registered address outside PRC	10%
The Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H shares of the Company when distributing the cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H shares of the Company which are not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. On such basis, enterprise income tax shall be withheld from dividends payable to such shareholders.

	Individual - non-resident i.e. registered address outside PRC	10%
If the individual holders of H shares are residents of Hong Kong, Macau or countries which had an agreed tax rate of 10% for cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, the Company should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. If the individual holders of H shares are residents of countries which had an agreed tax rate of less than 10% with China under relevant tax agreement, the Company shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%.

	Individual - non-resident i.e. registered address outside PRC	20%
If the individual holders of H shares are residents of countries which had an agreed tax rate of 20% with China, or which had not entered into any tax agreement with China, or otherwise, the Company shall withhold and pay the individual income tax at a rate of 20%.

	Domestic investors investing in the H shares of the Company through Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program	20%
For dividends of domestic investors investing in the H shares of the Company through Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program, the Company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The Company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

	Investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A shares of the Company through Shanghai-Hong Kong Stock Connect Program	10%
For dividends of investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A shares of the Company through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income tax at the rate of 10% on behalf of those investors and will report to the competent tax authorities for the withholding.

Information relating to listed warrants / convertible securities issued by the issuer
Details of listed warrants / convertible securities issued by the issuer	Not applicable
Other information
The exchange rate of RMB1 to HKD1.088142 is solely for the purpose of completing this Announcement Form. The actual exchange rate used to calculate H share interim dividends payable in Hong Kong dollars is HKD1 to RMB0.918998.

As resolved at the general meeting of the Company held on 30 May 2023, the board of directors was authorized to determine the interim profit distribution plan of the Company for the year 2023.

Directors of the issuer
As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Li Yonglin#, Lv Lianggong#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 29, 2023